May 15, 2015

FILED VIA EDGAR SUBMISSION

Larry Spirgel, Esq.

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Profit Planner Management Inc.

Form 10-K for the Fiscal Year Ended May 31, 2014

File No. 333-160513

Dear Mr. Spirgel,

In response to your letter to the company dated April 9, 2015, we shall revise our disclosure in our Annual Report on Form 10K for the fiscal year ended May 31, 2015 to address your comments. In order for you to be able to easily track our proposed changes, this letter contains your original comments by paragraph number and our revised disclosure in response thereto.

Comment:

Form 10-K for Fiscal Year Ended May 31, 2014

General

1.	We note your response to Comment 2. Please provide a balanced discussion of your plans for expansion as well as the related costs and material impact such expansion would have on your business. In your response, please provide us with your proposed disclosure.

Response:

In response to your Comment 1 we shall add the following disclosure to the Description of Business section of the company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015 to clarify the company’s future growth and acquisition plans:

“Acquisition and Growth Strategy

The Company seeks to strengthen its operations and customer service capabilities by selectively acquiring businesses that expand its market position and strengthen its existing service offerings. The Company intends to expand its base business by acquiring client relationships in what it considers to be the foundation of all its business operations -- accounting. Increased regulatory requirements and operating costs, as well as the high average age in partners, are triggering a consolidation in the middle-market public accounting sector.

The typical acquisition structure is a purchase price of 1.0 to 1.5 times the targets trailing revenues, with the entire purchase price paid in the form of an “earn out” over six to ten years. These “earn outs” are tied to ongoing performance, so if revenues decline, the payments decline.

Accounting practices traditionally have very low client turn-over. Therefore, growth and maintenance of the base accounting business as part of the Company’s growth model is expected to be very predictable. The ability of the Company to execute its growth strategy will depend upon its ability to negotiate mutually agreeable acquisition terms with its targets and to raise the necessary funds to finance the transactions.

The Company believes that by acquiring firms with middle-market client bases, additional services can be developed in areas such as:

•	Capital Markets - wealth management, corporate and personal financial planning, exit planning, mergers and acquisitions advisory, valuation and fairness opinions and investor relations.
•	Business Advisory - will be expanded beyond basic accounting to include international tax planning, benefits planning and administration, as well as strategic planning.
•	Regulatory Advisory - Volcker Act, Basel III, and FATCA are all recently-enacted rules and regulations effecting businesses in numerous industries. The Company intends to build upon its existing SEC advisory service to deliver comprehensive advisory services.
•	Fund Institutional Services - due diligence and valuation services.

The Company is seeking to acquire a firm, or firms, with an aggregate of roughly $10M of 2014 revenues with initial EBITDA contribution of approximately $2.0M by the end of the 2015 calendar year. The acquisition would serve as the base operation for delivery of these services. The Company intends to target a small to mid sized firms with an established client relationship management (“CRM”) system as its first acquisition target. Upon completion, the Company’s clients would be profiled and entered into the CRM system, which would then be used to manage client relationships and interaction. The CPA is expected to always be the primary relationship with the client.

The CRM system would also serve to identify potential cross-selling opportunities, and this data is expected to be key to systematically increasing the revenue per client. In addition to using the CRM as a fundamental growth tool, the Company is expecting to develop a relationship manager role. The relationship manager will act as a cross-selling ombudsman, fostering communication and education across the core business units. The relationship manager or “RM”, is expected to interface only with the CPA to train the CPA to cross-sell other revenue opportunities.

Upon the completion and integration of its first acquisition, the Company intends to acquire additional accounting practices with a target of acquiring significant additional accounting “base” revenue by the end of calendar year 2018 and to utilize the base revenue acquired to develop a multidisciplinary professional services firm that offers higher margin products and services to the stable client base attributed to accounting firms. In doing so, the Company believes it can increase margins and average revenue per client.

The Company’s strategy would then be to cross-sell consulting services to the acquired client bases, resulting in additional organic growth.

Costs of Acquisition and Growth Strategy

We expect to incur significant cost increases related to our acquisition and growth strategy including the costs for due diligence reviews, auditing and legal work, broker fees and investment banking fees to registered entities engaged to locate target firms and raise financing needed to close transactions and compliance costs. We also expect to incur significant costs related to the integration of any acquired targets into the Company, including the compensation and benefits costs of additional personnel, increased rent or other expenses for added office space, and other general business expenses.”

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind attention.

Sincerely,

PROFIT PLANNERS MANAGEMENT, INC.

___________________________________________________

Wesley Ramjeet

CEO and President